UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Convocation of Annual General Meeting of Shareholders of Kookmin Bank

On March 6, 2014, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., resolved to convene the annual general meeting of shareholders for fiscal year 2013 as follows:

•	Date and Time: March 27, 2014, 3:30 p.m. (local time)

•	Venue: 13th Floor, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements of Kookmin Bank for fiscal year 2013

2)	Appointment of a director of Kookmin Bank

3)	Approval of the aggregate remuneration limit for directors of Kookmin Bank

Nominee for a director of Kookmin Bank:

Name (Date of Birth)	Current Position	Career		Education		Nationality	Term of Office

Woong-Won Yoon (Re-appointment) (02/09/1960)	Deputy President & CFO, KB Financial Group Inc.	•	Executive Vice President of the Financial Management Division, Kookmin Bank			Republic of Korea	– (Until the annual general meeting of shareholders of Kookmin Bank in 2015)
		•	General Manager of the Seosomun Branch, Kookmin Bank	• • • •	Ph.D. in Business Administration, Hanyang University M.A. in Business Administration, Hanyang University B.A. in Business Administration, Hanyang University Sunrin Commercial High School
		•	General Manager of the Strategic Planning Department, KB Financial Group Inc.
		•	General Manager of the Financial Planning & Management Department, KB Financial Group Inc.
		•	General Manager of the Strategic Planning Department, Kookmin Bank
		•	General Manager of the Daehwa-yeok Branch, Kookmin Bank
		•	General Manager of the Financial Management Department, Kookmin Bank

*	Mr. Woong-Won Yoon will be registered as a non-standing director of Kookmin Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: March 6, 2014	By: /s/ Woong-Won Yoon

(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO